UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Williams Controls, Inc.

Title of Class of Securities: Common Stock, par value $.01

CUSIP Number: 969465103


  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person


         Mark E. Brady

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.8%

12. Type of Reporting Person

          IN

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person


          Robert J. Suttman, II

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

7.  Sole Dispositive Power:

          7,330

8.  Shared Dispositive Power:

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.8%

12. Type of Reporting Person

          IN

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Ronald L. Eubel

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,149,726 (including Convertible Preferred Stock convertible into shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.8%

12. Type of Reporting Person

          IN

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person


          William Hazel

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.0%

12. Type of Reporting Person

          IN

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person


          Bernie Holtgreive

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.0%

12. Type of Reporting Person

          IN

CUSIP Number: 96946510

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person


          Eubel Brady & Suttman Asset Management, Inc.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

          992,635 (including Convertible Preferred Stock convertible into 527,273 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          5.0%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:  Williams Controls, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          14100 SW 72nd Avenue
          Portland, Oregon 97224

Items 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Mark E. Brady
          Robert J. Suttman
          Ronald L. Eubel

          7777 Washington Village Drive
          Ste. 210
          Dayton, Ohio 45459

    Mark E. Brady, Robert J. Suttman and Ronald L. Eubel are
    United States citizens.

    (d) Title of Class of Securities: Common Stock, $.01 par value

    (e)   CUSIP Number: 969465103

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box /X/

 Item 4. Ownership.

         (a) Mark E. Brady, Robert J. Suttman. II and Donald
         L. Eubel - Amount Beneficially Owned: 1,149,726 (including Convertible Preferred Stock convertible into 636,364 shares of Common Stock); Mark E. Brady, Robert J. Suttman, II and Donald L. Eubel - 992,635 (including Convertible Preferred Stock convertible into 527,273)

         (b) Mark & Brady, Robert J. Suttman, II and Donald
         L. Eubel - Percent of Class: 5.8%; William Hazel,
         Bernie Holtgreive and Eubel Brady & Suttman Asset
         Management, Inc. - 5.0%

         (c) Mark E. Brady, Robert J. Suttman, II and Ronald Eubel - 1,149,056 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,149,056 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             William Hazel, Bernie and Eubel Brady & Suttman Asset Management, Inc. - 992,635 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 992,635 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    /s/ Ronald L. Eubel
    _________________________
    Ronald L. Eubel

    /s/ Mark E. Brady
    __________________________
    Mark E. Brady

    /s/ Robert J. Suttman, II
    __________________________
    Robert J. Suttman, II

    /s/ William Hazel
    __________________
    William Hazel

    /s/ Bernie Holtgreive
    ______________________
    Bernie Holtgreive

    EUBEL BRADY & SUTTMAN
    ASSET MANAGEMENT, INC.

    By:/s/ Ronald L. Eubel
       ___________________

    By: Donald L. Eubel
        Chief Executive Officer

    February 14, 2000
    _____________
    Date

                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

February 14, 2000 relating to the Common Stock of Williams

Controls, Inc. shall be filed on behalf of the undersigned.


                             /s/ Ronald L. Eubel
                             _________________________
                             Ronald L. Eubel

                             /s/ Mark E. Brady
                             __________________________
                             Mark E. Brady

                             /s/ Robert J. Suttman, II
                             __________________________
                             Robert J. Suttman, II

                             /s/ William Hazel
                             ___________________________
                             William Hazel

                             /s/ Bernie Holtgreive
                             __________________________
                             Bernie Holtgreive

                             EUBEL BRADY & SUTTMAN
                             ASSET MANAGEMENT, INC.
                             By:/s/ Ronald L. Eubel
                                ____________________
                                Ronald L. Eubel
                                Chief Executive Officer


















                              -18-
00843001.AE4